

SECU 02005372 OMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 4575

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 25 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 AND ENDING December 31, 2001
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

D.J. St. Germain Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Main Street
(No. and Street)

Springfield MA 01115
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Gale (413) 733-5111
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

100 Pearl Street Hartford CT 06103
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Trelease, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.J. St. Germain Company, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Security accounts of officers and shareholders of $1,867,689 are classified as credit balances in customer accounts.

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.J. St. Germain Company, Inc. and Subsidiary

Consolidated Financial Statements

Pursuant to Section 17 of The Securities Exchange Act of 1934 and Rule 17a-5(d) Thereunder

December 31, 2001 and 2000

D.J. St. Germain Company, Inc. and Subsidiary
Index to Consolidated Financial Statements
December 31, 2001 and 2000



PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103-4508
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Accountants

To the Board of Directors and Shareholders of
D.J. St. Germain Company, Inc.

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of D.J. St. Germain Company, Inc. and subsidiary at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 25, 2002

D.J. St. Germain Company, Inc. and Subsidiary
Consolidated Statements of Financial Condition
December 31, 2001 and 2000

	2001	2000
Assets		
Cash and cash equivalents	$ 17,125,683	$ 13,891,843
Cash and investments segregated for the benefit of customers	170,026,758	208,752,593
Accrued interest receivable	583,238	3,790,683
Receivable from brokers	243,504	133,692
Receivable from customers	1,697	2,423
Investments owned		
Equity securities (cost $8,357,532; 2000 - $7,366,105)	7,661,239	6,295,840
Other assets	486,229	323,720
Income taxes receivable	225,220	247,684
Deferred tax benefit	1,322,313	857,843
Total assets	$ 197,675,881	$ 234,296,321
Liabilities		
Payable to brokers	$ -	$ 20,287,397
Customers' free credit balances	171,417,265	188,003,088
Accrued interest payable	437,745	1,359,329
Accrued expenses and other liabilities	2,906,411	2,230,279
Total liabilities	174,761,421	211,880,093
Shareholders' Equity		
Common shares		
Class A, 180,000 authorized and issued, $5 par value, nonvoting	900,000	900,000
Class B, 20,000 authorized and issued, $5 par value, voting	100,000	100,000
Capital in excess of par value	2,042,936	2,007,858
Retained earnings	21,931,326	21,271,835
	24,974,262	24,279,693
Less treasury shares, at cost		
Class A, 51,111 (2000 - 49,546) shares	(1,570,356)	(1,374,019)
Class B, 9,600 (2000 - 9,600) shares	(489,446)	(489,446)
	(2,059,802)	(1,863,465)
Total shareholders' equity	22,914,460	22,416,228
Total liabilities and shareholders' equity	$ 197,675,881	$ 234,296,321
Total shareholders' equity per Class A and B shares outstanding	$164.51	$159.15

The accompanying notes are an integral part of these consolidated financial statements.

D.J. St. Germain Company, Inc. and Subsidiary
Consolidated Statements of Operations
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenues		
Commissions	$ 3,908,202	$ 3,877,867
Dividends	117,546	151,384
Interest income, net	1,790,876	1,297,650
Investment gain (loss), net	505,611	(25,441)
Unrealized (loss) gain on investments, net	(416,135)	1,586,679
	5,906,100	6,888,139
Expenses		
Employee compensation	2,980,394	2,275,561
Advertising	166,749	222,663
Office and equipment rentals	49,971	45,863
Other	876,641	961,325
	4,073,755	3,505,412
Income before income taxes	1,832,345	3,382,727
Income tax expense	694,493	1,293,464
Net income	$ 1,137,852	$ 2,089,263

The accompanying notes are an integral part of these consolidated financial statements.

D.J. St. Germain Company, Inc. and Subsidiary
Consolidated Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2001 and 2000

	Common Shares Authorized and Issued		Capital in Excess of Par Value	Retained Earnings	Treasury Shares, at Cost		Total Shareholders' Equity
	Class A	Class B			Class A	Class B	
Balance, December 31, 1999	$ 900,000	$ 100,000	$ 2,007,858	$ 19,665,325	$ (1,250,007)	$ (489,446)	$ 20,933,730
Net income	-	-	-	2,089,263	-	-	2,089,263
Cash dividends paid, $3.43 per share	-	-	-	(482,753)	-	-	(482,753)
Purchase of 1400 Class A shares at prices ranging from $85-$91.37	-	-	-	-	(124,012)	-	(124,012)
Balance, December 31, 2000	900,000	100,000	2,007,858	21,271,835	(1,374,019)	(489,446)	22,416,228
Net income	-	-	-	1,137,852	-	-	1,137,852
Cash dividends paid, $3.40 per share	-	-	-	(478,361)	-	-	(478,361)
Purchase of 1965 Class A shares at prices ranging from $98.96-$102.79	-	-	-	-	(199,337)	-	(199,337)
Treasury shares sold on exercise of 400 shares of stock options at $48	-	-	16,200	-	3,000	-	19,200
Additional capital realized upon exercise of stock options	-	-	18,878	-	-	-	18,878
Balance, December 31, 2001	$ 900,000	$ 100,000	$ 2,042,936	$ 21,931,326	$ (1,570,356)	$ (489,446)	$ 22,914,460

The accompanying notes are an integral part of these consolidated financial statements.

D.J. St. Germain Company, Inc. and Subsidiary
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000

	2001		2000	
Cash flows from operating activities				
Net income		$ 1,137,852		$ 2,089,263
Adjustments to reconcile net income to net cash provided by (used in) operating activities				
Depreciation	$ 93,188		$ 45,014	
Cash, investments, and accrued interest segregated for the benefit of customers	41,933,280		10,702,726	
Receivable from brokers, customers and other assets	(67,646)		39,136	
Income taxes receivable	22,464		199,484	
Deferred tax benefit	(464,470)		548,980	
Investments owned	(1,365,399)		98,999	
Customers' free credit balances	(16,585,823)		(36,361,150)	
Accrued interest payable	(921,584)		(70,098)	
Payable to brokers, accrued expenses and other liabilities	(19,611,265)		20,483,852	
Total adjustments		3,032,745		(4,313,057)
Net cash provided by (used in) operating activities		4,170,597		(2,223,794)
Cash flows from investing activities				
Purchases of fixed assets	(297,137)		(88,510)	
Net cash used in investing activities		(297,137)		(88,510)
Cash flows from financing activities				
Exercise of stock options	38,078		-	
Dividends paid	(478,361)		(482,753)	
Purchase of treasury shares	(199,337)		(124,012)	
Net cash used in financing activities		(639,620)		(606,765)
Net increase (decrease) in cash and cash equivalents		3,233,840		(2,919,069)
Cash and cash equivalents at beginning of year		13,891,843		16,810,912
Cash and cash equivalents at end of year		$ 17,125,683		$ 13,891,843
Supplemental disclosures of cash flow information				
Cash paid during the year for				
Interest		$ 8,292,258		$ 10,517,251
Income taxes		1,495,546		1,122,295

The accompanying notes are an integral part of these consolidated financial statements.

1. Accounting Policies

A. Principles of Consolidation
The consolidated financial statements include the accounts of D. J. St. Germain Company, Inc. (DJS) and its wholly-owned subsidiary, First Springfield Trust, Inc. (FST). All intercompany transactions have been eliminated in consolidation.

B. Organization
DJS was organized as a Massachusetts corporation on August 24, 1955 for the purpose of doing business as a broker and dealer in securities. DJS is engaged in the handling of customer security transactions and the management of brokerage accounts. DJS is registered as a broker dealer and an investment advisor with the Securities and Exchange Commission, is a member of the National Association of Securities Dealers, Inc. (NASD) and is licensed as a broker dealer in 13 states, principally in the Northeast United States.

FST was organized as a Massachusetts Business Trust on January 1, 1982 solely for the purpose of holding the investments of DJS. The investments of FST are managed by DJS.

C. Valuation of Investments
U. S. Treasury securities and equity securities are stated at market value. Market values are determined based on quoted market prices at December 31, 2001 and 2000. Cost is determined on the specific identification method. Repurchase agreements are carried at cost which approximates market.

D. Accounting for Investments
Investment transactions (and related commissions) are recorded on the date the securities are purchased or sold (trade date). Dividends on common shares are recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. Realized gains and losses are determined on the specific identification of the securities sold.

E. Income Taxes
The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated statement of financial condition or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated statement of financial condition and the tax basis of assets and liabilities using enacted tax rates.

F. Depreciation and Amortization
Depreciation and amortization is provided on an accelerated basis over the estimated useful lives of the assets.

G. Cash and Cash Equivalents
The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents exclude cash segregated for the benefit of customers.

H. Shareholders' Equity Per Share
Shareholders' equity per share is computed by dividing total shareholders' equity by common Class A and B shares issued less treasury shares as of December 31, 2001 and 2000.

I. Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Concentration of Credit Risk

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC) as of December 31, 2001 and 2000.

3. Cash and Investments Segregated for the Benefit of Customers, Including Accrued Interest Receivable

In accordance with rule 15c3-3 of the Securities and Exchange Commission, the Company maintains separate bank accounts with several commercial banks and segregates securities for the benefit of customers. The amounts in these accounts were sufficient to fulfill the requirements of this rule as of December 31, 2001 and 2000 as follows:

	2001	2000
U.S. Treasury securities (cost $169,104,998; 2000 - $194,282,813)	$ 169,135,389	$ 195,104,000
Repurchase agreements	890,000	13,640,000
Accrued interest receivable	583,238	3,790,683
Cash	1,369	8,593
	$ 170,609,996	$ 212,543,276

4. Receivable from Customers

The balance consists of customers' debit balances. The securities owned by customers are held as collateral for these receivables and are not reflected in the consolidated statement of financial condition.

5. Related-Party Transactions

The Company maintains investment accounts on behalf of the officers and directors of the Company. These account balances are included in the balance of customers' free credit balances.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company had net capital of $19,365,915, which was $19,036,885 in excess of its required net capital of $329,030. The Company's net capital ratio was 0.25 to 1.

The Company's wholly-owned subsidiary, First Springfield Trust, Inc. had total assets and shareholders' equity of $15,875,536 and $12,121,289, respectively, as of December 31, 2001. The shareholders' equity of the subsidiary is included as capital in the computation of the Company's net capital since the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealer, and other creditors, as permitted by rule 15c3-1.

7. Broker's Bond

The Company carries a broker's blanket fidelity bond in the amount of $1,000,000.

8. Interest Income, Net

Interest income is net of interest remitted to customers of $7,370,674 and $10,447,153 for 2001 and 2000, respectively.

9. Benefit Plans

The Company has a deferred profit sharing plan covering all employees with one year or more of service. The plan is noncontributory, however, employees may volunteer to contribute to the plan up to certain defined limitations. The plan provides that Company contributions to the plan will be voted annually at an amount not to exceed the maximum amount permitted as a deduction under the Internal Revenue Code. The amount expensed under the plan in 2001 and 2000 amounted to $191,747 and $169,860, respectively.

The Company maintains deferred compensation agreements with selected members of management. Under the agreements, the Board of Directors determines annually amounts to be credited to the deferred compensation accounts and interest is credited to the accounts in accordance with the terms of the agreements. The Company has accrued approximately $1,620,113 and $1,029,000 related to these agreements as of December 31, 2001 and 2000, respectively.

10. Income Taxes

The income tax provision included in the consolidated statement of operations is as follows:

	2001	2000
Taxes currently payable		
Federal	$ 887,000	$ 580,957
State	271,963	163,527
	1,158,963	744,484
Deferred tax (benefit) expense	(464,470)	548,980
Income tax expense	$ 694,493	$ 1,293,464

Principal temporary differences giving rise to deferred taxes are as follows:

	2001	2000
Unrealized (depreciation) appreciation of investment securities	$ (187,791)	$ 620,742
Compensation accruals	(274,851)	(71,762)
Fixed assets	(1,828)	-
	$ (464,470)	$ 548,980

The components of the net deferred tax asset as of December 31 are as follows:

	2001	2000
Deferred tax assets		
Compensation accruals	$ 1,086,923	$ 812,072
Unrealized appreciation of investment securities	230,567	42,776
Accelerated depreciation	4,823	2,995
Net deferred tax asset	$ 1,322,313	$ 857,843

A reconciliation of the Company's effective income tax rate to the prevailing corporate rate for federal income taxes is as follows:

	2001		2000	
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Tax on income at prevailing rate	$ 622,997	34.0 %	$ 1,150,127	34.0 %
Increase (decrease) in tax expense resulting from				
Dividends received qualifying for 70% dividend received deduction	(27,976)	(1.5)	(36,029)	(1.1)
State income taxes, net of federal tax benefit	90,100	4.9	178,274	5.3
Qualified stock options	5,423	0.3	(1,533)	(0.1)
Other	3,949	0.2	2,625	0.1
	$ 694,493	37.9 %	$ 1,293,464	38.2 %

11. Leases

The Company rents its office facilities under a lease which expires October 31, 2002 at an annual rental of approximately $43,000. The lease requires additional payments based on increases in taxes and certain operating expenses.

12. Shareholders' Equity

The Company has a 1987 Incentive Stock Option Plan and a 1995 Incentive Stock Option Plan covering an aggregate of 53,000 Class A nonvoting shares and 7,500 Class B voting shares of common stock. Under the plans, the options shall be granted by the Board of Directors upon recommendation by the Option Committee in such amounts as the Board of Directors may approve. The option price, as determined by the Option Committee, shall not be less than the par value of the common stock on the date of grant of the option. No option shall be exercisable after the expiration of 10 years from the date the option is granted. The plans are accounted for as variable plans and compensation expense or reduction is recorded for the increase or decrease in option value from grant date to the date of the Statement of Financial Condition. Compensation expense recorded for 2001 and 2000 was $107,108 and $(28,182), respectively. As of December 31, 2001, options for 9,000 Class A shares and 3,800 Class B shares are currently exercisable at $48.00 - $72.00 per share.

In addition, the Company has a stock option agreement with an executive of the Company covering Class A nonvoting shares. As of December 31, 2001, options for 17,500 Class A shares are currently exercisable at $48.00 - $72.00 per share.

Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" was issued and was effective beginning fiscal 1996. This standard defines a fair value based method of accounting for an employee stock option or similar equity instrument. This statement gives entities a choice of recognizing related compensation expense by adopting the new fair value method or to continue to measure compensation using the intrinsic value approach under Accounting Principles Board (APB) Opinion No. 25, the former standard. If the former standard for measurement is elected, SFAS No. 123 requires supplemental disclosure to show the effects of using the new measurement criteria. The Company intends to continue using the measurement prescribed by APB Opinion No. 25, and accordingly, this pronouncement does not affect the Company's financial position or results of operations. Had compensation cost for the Company's stock option plans been determined based on the fair value method of SFAS No. 123, there would have been no impact on reported net income for fiscal years 2001 and 2000.

A summary of the activity during 2000 and 2001 is as follows:

	Options Outstanding				
	Class A	Class B	Aggregate Value	Price Per Share	Weighted Average Price Per Share
Balance, December 31, 1999	26,900	3,800	$ 1,785,600	$48.00 - $72.00	$58.16
Options exercised during 2000	-	-	-	-	-
Balance, December 31, 2000	26,900	3,800	1,785,600	$48.00 - $72.00	$58.16
Options exercised during 2001	(400)	-	(19,200)	$48.00	$48.00
Balance, December 31, 2001	26,500	3,800	$ 1,766,400	$48.00 - $72.00	$58.30

D.J. St. Germain Company, Inc. and Subsidiary
Computation of Net Capital Requirement and Aggregate Indebtedness for Brokers and Dealers Under Rule 15c3-1
December 31, 2001

Computation of net capital		
Total consolidated shareholders' equity		$ 22,914,460
Adjustments		
Nonallowable assets		
Fixed assets, net	$ (302,479)	
Real estate held for investment, net	(140,921)	
Other	(43,611)	
Deferred tax benefit	(1,322,313)	
Income taxes receivable	(225,220)	(2,034,544)
Tentative net capital		20,879,916
Less		
2% of sweep account	(364,815)	
15% of the market value of investments owned	(1,149,186)	(1,514,001)
Net capital		$ 19,365,915
Computation of aggregate indebtedness		
Aggregate indebtedness		
Payable to brokers	$ -	
Free credit balances		
Customers	169,549,576	
Officers and shareholders	1,867,689	
Accrued interest payable	437,745	
Accrued expenses and other liabilities	2,906,411	
		174,761,421
Less		
Amount of special reserves required to be maintained for the benefit of customers on December 31, 2001		169,825,970
Aggregate indebtedness		$ 4,935,451
Ratio of aggregate indebtedness to net capital		0.25:1
Net capital requirement, 6-2/3% of aggregate indebtedness		$ 329,030

Statement Pursuant (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by and included in the company's unaudited Part II FOCUS Report Filing as of December 31, 2001, as amended.

D.J. St. Germain Company, Inc. and Subsidiary
Computation of Reserve Requirement for Brokers and Dealers Under Rule 15c3-1
December 31, 2001

	Credits	Debits
1. Free credit balances and other credit balances in customers' security accounts including $437,745 of interest payable to customers and net of officer and shareholder balances of $1,867,689	$ 169,987,322	$ -
10. Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection (reduced by 1% in accordance with rule 15c3-3)	-	1,680
12. Failed to deliver of customers' securities not older than 30 calendar days	-	159,672
Total	169,987,322	161,352
14. Excess of total credits over total debits required to be maintained in the "Reserve Bank Accounts" on December 31, 2001 (15c3-3(e))	-	169,825,970
	$ 169,987,322	$ 169,987,322

The Company has funds of $170,609,996 maintained on behalf of customers.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
There are no material differences between this computation of reserve requirement and the corresponding computation by and included in the company's unaudited Part II FOCUS Report filing as of December 31, 2001, as amended.

D.J. St. Germain Company, Inc. and Subsidiary
Information for Possession or Control Requirement Under Rule 15c3-1
December 31, 2001

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3. None

   Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations' as permitted under rule 15c3-3. None